RECEIVED FEB 24 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 203

06003145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fordham Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 18th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Adams 212-732-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaynes, Paul R. CPA
(Name – *if individual, state last, first, middle name*)

54 Sunnyside Blvd. (Address) Plainview, (City) NY (State) 11803 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/20/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Baquet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fordham Financial Management Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXXXXX cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

FORDHAM FINANCIAL MANAGEMENT, INC.

DECEMBER 31, 2005

INDEX TO THE FINANCIAL STATEMENTS

OF

FORDHAM FINANCIAL MANAGEMENT, INC.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Fordham Financial Management, Inc. as of December 31, 2005, the related statement of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul Gaynes

PAUL GAYNES, CPA

Plainview, NY
February 21, 2006

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Exhibit A

ASSETS

CURRENT ASSETS		
Cash	$ 618,836	
Due from clearing broker	380,239	
Deposit with clearing broker	102,867	
Securities – Long Market Value	80,654	
Commissions Receivable	2,024,428	
Total Current Assets		$3,207,024
FIXED ASSETS		
Furniture & equipment	$ 166,394	
Less: Accumulated depreciation	165,628	
Net Fixed Assets		766
OTHER ASSETS		
Security deposits		93,833
TOTAL ASSETS		$ 3,301,623

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	24,388	
Commissions payable	613,851	
Taxes payable	39,550	
TOTAL LIABILITIES		$ 677,789
STOCKHOLDERS' EQUITY		
Common stock		
Authorized 50,000 No Par Value		
Issued & outstanding 15,000 shares	$ 15,000	
Paid in capital	2,548,537	
Retained earnings	60,297	
Total Stockholders' Equity		2,623,834
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 3,301,623

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Exhibit B

REVENUES		$8,531,718
OPERATING EXPENSES		
Salaries	$ 855,718	
Commissions	4,436,321	
Rent	344,314	
Clearing costs	958,804	
Payroll taxes	234,494	
Professional fees & consulting	105,747	
Medical insurance	139,037	
Insurance	62,426	
Office supplies & expenses	103,101	
Telephone	157,109	
Registration & fees	76,413	
Equipment & information	203,276	
Messenger & delivery	64,189	
Selling expenses	130,650	
Interest Expenses	104,388	
Depreciation	2,293	
Total Expenses		7,978,280
Net Profit Before Taxes		553,438
Taxes Based on Income		39,550
NET PROFIT		$ 513,888

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit		$ 513,888
Adjustments to reconcile net income to net cash		
Increase in receivable from brokers	$ (980,156)	
Depreciation	2,293	
Increase in payables	300,399	
Decrease in securities owned	129,869	
Decrease in advances to registered representatives	552,017	
Decrease in receivable from parent company	1,200	
Total Adjustments		5,622
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 519,510
CASH APPLIED TO INVESTING ACTIVITIES		
Decrease in paid in capital		(225,000)
NET INCREASE IN CASH & CASH EQUIVALENTS		294,510
CASH & CASH EQUIVALENTS – JANUARY 1, 2005		324,326
CASH & CASH EQUIVALENTS – DECEMBER 31, 2005		$ 618,836

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Exhibit D

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDERS' EQUITY
BALANCES				
January 1, 2005	$ 15,000	$2,773,537	$(453,591)	$ 2,334,946
Profit – 2005			513,888	513,888
Distributions		(225,000)		(225,000)
BALANCES – DECEMBER 31, 2005	$ 15,000	$2,548,537	$ 60,297	$ 2,623,834

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2005

Schedule 1

CREDIT FACTORS		
Common Stock	$ 15,000	
Paid in capital	2,548,537	
Retained earnings (Deficit)	60,297	
Total Credit Factors	$ 2,623,834	
DEDUCTIONS		
Non allowable assets	94,599	
NET CAPITAL – BEFORE HAIRCUTS	$ 2,529,235	
HAIRCUTS		
Other Securities	34,713	
NET CAPITAL	$ 2,494,522	
Less: Capital requirements, greater of minimum Dollar of 6 2/3% or aggregate indebtedness	100,000	
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 2,394,522	
Capital Ratio: (Maximum allowance of 1500%)		
Aggregate indebtedness	677,789	
Divided by: Net Capital	2,494,522	27.17%
AGGREGATE INDEBTEDNESS		
Accrued expenses & taxes payable	$ 677,789	
6 2/3% of Aggregate Indebtedness	$ 45,209	

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2005

Schedule 2

Net capital per Focus Report X-17A-5	$ 2,534,072
NET CAPITAL PER AUDIT REPORT	2,494,522
Difference	$ 39,550

Difference is accrued taxes based on income not included in original filing.

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Fordham Financial Management, Inc. is a Colorado corporation formed, in September 1987 for the purpose of conducting business as a broker dealer in securities. In December, 1995, the company was sold and moved its operations to New York State.

NOTE 2 – INCOME TAXES

Provision has been made for income taxes payable to New York City, New York State and The Internal Revenue Services.

NOTE 3 – LEASE COMMITMENT

The company moved to 14 Wall Street, New York City on February 3, 2000. The future lease obligation at that premises is:

2006	283,798
2007	47,300

The lease expires February 28, 2007